UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MINERALS TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11430	25-1190717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

622 Third Avenue, New York, NY	10017-6707
(Address of principal executive offices)	(Zip Code)

Timothy J. Jordan (212) 878-1800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ________.

  ✔  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

(a)  Minerals Technologies Inc. (“MTI” or the “Company”) is a leading, technology-driven specialty minerals company that develops, produces, and markets a broad range of mineral and mineral-based products, related systems and services.  The Company serves globally a wide range of consumer and industrial markets, including household and personal care, paper and packaging, food and pharmaceutical, automotive, construction, steel and foundry, environmental, and infrastructure.

The Company has two reportable segments: Consumer & Specialties and Engineered Solutions.

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The Consumer & Specialties segment serves consumer end markets directly and provides mineral-based solutions and technologies that are essential to our customers’ products. The two product lines in this segment are Household & Personal Care - our mineral-to-shelf product line that serves pet care, personal and household care, fluid purification and other consumer oriented markets, and Specialty Additives, delivering specialty mineral additives to a variety of consumer and industrial end markets including paper, packaging, construction, automotive, and food and pharmaceuticals.

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The Engineered Solutions segment combines all engineered systems, mineral blends, and technologies that are designed to aid in customer processes and projects. The two product lines in this segment are High-Temperature Technologies – combining all of our mineral-based blends, technologies, and systems serving the foundry, steel, glass, aluminum and other high-temperature processing industries, and Environmental & Infrastructure, which includes environmental and remediation solutions such as geosynthetic clay lining systems, water remediation technologies as well as drilling, commercial building and infrastructure-related products.

This Form SD is filed by the Company pursuant to Rule 13q-1 under the Securities Exchange Act of 1934, as amended, for the period from January 1, 2023 to December 31, 2023 (the “Reporting Period”). The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

All payments are reported in U.S. dollars. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rates as of December 31, 2023.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibits are included as part of this report:
2.01	Resource Extraction Payment Report for the fiscal year ended December 31, 2023 as required by Item 2.01 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MINERALS TECHNOLOGIES INC.
(Registrant)

	By:	/s/ Timothy J. Jordan
	Name:	Timothy J. Jordan
	Title:	Vice President, General Counsel,
Secretary and Chief Compliance Officer

Date: September 26, 2024